UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR

PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-8089

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Danaher Corporation & Subsidiaries Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Danaher Corporation

2200 Pennsylvania Avenue, N.W., Suite 800W

Washington, D.C. 20037-1701

(202) 828-0850

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Danaher Corporation & Subsidiaries Savings Plan

As of December 31, 2011 and 2010 and for the Year Ended December 31, 2011

With Report of Independent Registered Public Accounting Firm

Danaher Corporation & Subsidiaries Savings Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2011 and 2010 and for the Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm

Plan Administrator

Danaher Corporation & Subsidiaries Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Danaher Corporation & Subsidiaries Savings Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
McLean, VA
June 26, 2012

1

Danaher Corporation & Subsidiaries Savings Plan

Statements of Net Assets Available for Benefits

($ in millions)

	December 31
	2011	2010
Assets
Investments, at fair value	$2,238.2	$2,192.6

Receivables:
Participant contributions	0.2	1.9
Employer contributions	4.7	5.0
Pending trades	—	0.3
Notes receivable from participants	33.8	32.9

Total receivables	38.7	40.1

Total assets	2,276.9	2,232.7

Liabilities
Administrative expenses payable	0.1	—

Total liabilities	0.1	—

Net assets reflecting investments at fair value	2,276.8	2,232.7
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(7.7)	(3.1)

Net assets available for benefits	$2,269.1	$2,229.6

See accompanying notes.

2

Danaher Corporation & Subsidiaries Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

($ in millions)

Additions
Contributions:
Participant	$110.6
Rollovers	22.2
Employer	75.7

Total contributions	208.5

Interest and dividend income	56.3

Total additions	264.8

Deductions
Benefit payments	207.7
Administrative expenses	0.4
Net realized and unrealized depreciation in fair value of investments	93.0

Total deductions	301.1

Net decrease prior to plan transfers	(36.3)

Net transfers into plan	75.8

Net increase in assets available for benefits	39.5

Net assets available for benefits:
Beginning of year	2,229.6

End of year	$2,269.1

See accompanying notes.

3

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

1.	Description of the Plan

The Danaher Corporation & Subsidiaries Savings Plan (the Plan) is a defined contribution plan established for eligible full-time and part-time non-union employees of Danaher Corporation (the Company), effective November 30, 2002. Danaher Corporation is the Plan Sponsor. Prior to November 30, 2002, these employees participated in the Danaher Corporation & Subsidiaries Retirement and Savings Plan. Plan participants should refer to the formal legal documents of the Plan and Summary Plan Description for a more complete description of the Plan’s provisions and a full explanation of all limitations, adjustments and special cases in the Plan. Significant provisions related to contributions, benefit payments, and investments are provided below. The Plan is administered through the trustee and record-keeper, Fidelity Management Trust Company (Fidelity).

On December 30, 2011, the Esko-Graphics, Inc. 401(k) Retirement Plan merged into the Plan.

On October 3, 2011, the Keithley Instruments, Inc. Retirement and Savings Trust and Plan merged into the Plan.

On August 15, 2011, the ESG 401(k) Plan for Employees of Adcon International, Inc. merged into the Plan.

On January 3, 2011, the Genetix USA Inc. 401(k) Plan and the Instrumentarium Dental Inc. Safe Harbor 401(k) Plan merged into the Plan.

The merger of these plans during 2011 resulted in assets transferred in of $76.8 million.

On December 31, 2010, the Arbor Networks 401(k) Plan merged into the Plan.

On July 1, 2010, the Davis Calibration 401(k) Profit Sharing Plan merged into the Plan.

On January 5, 2010, the Tektronix 401(k) Plan merged into the Plan.

These plan mergers occurred subsequent to and as a result of Danaher Corporation’s acquisition of the above mentioned companies.

Effective December 30, 2011, assets related to a certain group of employees were transferred to the Beckman Coulter Puerto Rico, Inc. Savings Plan. This was done so that Puerto Rican participants would have favorable tax treatment on their future distributions from the plan. The transfer of these assets reduced Plan assets by $1 million.

4

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

1.	Description of the Plan (continued)

Effective May 17, 2010, assets related to a certain group of employees were transferred to the Aegean Hong Kong, LLC 401(k) Savings Plan. This was done in anticipation of the subsequent formation of the Apex Tool Group, LLC, which is a joint venture between Danaher Corporation and Cooper Industries, PLC.

Contributions

Eligible employees may contribute up to 75% of their compensation (subject to annual maximums). Employees are eligible for Company contributions upon completion of one year of service. Employee contributions and the earnings or losses thereon are fully vested at all times.

Effective January 1, 2011, the Company’s matching contributions are considered “safe harbor” The percentage for the safe harbor matching contributions has been established in the Plan document. The Company matching contribution is 100% of the first 3% of eligible compensation contributed by the participant plus 50% of the next 2% of eligible compensation contributed. Effective January 1, 2011, employees are immediately 100% vested in all safe harbor contributions.

The percentage for the Company’s retirement contributions are determined at the discretion of the Plan Sponsor. The discretionary retirement contribution can range from 0% to 2% of eligible compensation. For the year ended December 31, 2011, the retirement contribution was 2% of eligible compensation. The portion of the retirement contribution that is calculated on eligible compensation above the Social Security wage base in effect at the beginning of the Plan year, is calculated and deposited into eligible employee accounts subsequent to the Plan year-end. Employees become fully vested with respect to the retirement contribution and any other employer contributions made prior to January 1, 2011 upon completion of three years of service.

Benefit Payments

A participant who attains normal retirement age shall be entitled to payment of the balance in his or her account. A participant who remains employed after attainment of normal retirement age shall continue to participate under the same terms and conditions as applied prior to reaching normal retirement age. A participant must begin receiving distributions upon April 1 of the calendar year following the later of the date his or her employment terminates or the calendar year in which he or she reaches the age of 70  1/2.

Upon total and permanent disability, a participant shall be entitled to payment of the balance in his or her account within a reasonable period of time after termination of employment.

5

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

1.	Description of the Plan (continued)

Benefit Payments (continued)

The beneficiary or beneficiaries of a deceased participant shall be entitled to payment of the participant’s account balance within a reasonable period of time after the participant’s death.

Upon a participant’s termination of employment for reasons other than as specified above, a participant is entitled to payment of his or her vested account balance.

The plan administrator may permit a participant to make a withdrawal from his or her account in the event of a hardship. A hardship withdrawal shall not exceed the amount required to meet the immediate financial need created by the hardship. Participants may also make in-service withdrawals generally from contributions transferred or rolled over into the Plan from other plans.

Participant Loans

A participant may receive a loan from the Plan in accordance with the policy established by the Plan Sponsor. Any such loan or loans shall not exceed the lesser of 50% of the participant’s vested account balance or $50,000. Participants will not be entitled to receive a loan more frequently than annually. The plan administrator shall establish the maximum maturity period that will be permitted to prevent the loan from being treated as a distribution. Current procedures require that all loans must be paid back within 60 months. The plan administrator may require loan payments to be made through payroll deductions.

Participant Accounts

Each participant account is credited with the participant’s contributions, employer safe harbor contributions, employer retirement contributions, and an allocation of Plan earnings or losses, and is charged with an administrative expense fee. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Plan Sponsor.

6

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

Forfeited Accounts

At December 31, 2011 and 2010, forfeited non-vested accounts totaled $1.6 million and $5.2 million, respectively. These amounts will be used to reduce future employer contributions and to pay administrative expenses.

Termination of the Plan

Although the Company, as the Plan Sponsor, has not expressed an intention to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account balances of participants as of the date of termination shall immediately become nonforfeitable.

2.	Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Interest income on notes receivable from participants of $1.5 million for 2011 is included in interest and dividend income. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and has reached a distributable event, the loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

7

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

2.	Significant Accounting Policies (continued)

Investments

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.

The Plan invests in the Fidelity Managed Income Portfolio II (Fidelity MIP II), which consists primarily of fully benefit-responsive investment contracts. As required by the accounting standards related to defined contribution plans, the statements of net assets available for benefits present the fair value of the Fidelity MIP II and the adjustment from fair value to contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the Fidelity MIP II represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The income of each fund is reinvested in that fund.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3.	Tax Status of the Plan

The Plan has received a determination letter from the Internal Revenue Service dated October 20, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

8

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

3.	Tax Status of the Plan (continued)

U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2008.

4.	Investments

The fair value of investments representing 5% or more of the Plan’s net assets is as follows ($ in millions):

	December 31
	2011	2010

Danaher Corporation Stock Fund	$277.6	$271.4
Fidelity Freedom K 2020	118.4	*
Fidelity Institutional Money Market Fund	121.4	*
Fidelity Magellan Fund – Class K	*	132.1
Fidelity Managed Income Portfolio II – Class 3 (at contract value) (a)	307.8	315.5
Franklin Small Mid-Cap Growth Fund Advisor Class	*	118.4
NT Collective S&P 500 Index Fund – Non Lending	*	165.0
PIMCO Total Return Fund Institutional Class	202.3	196.8
Spartan 500 Index Fund Institutional Class	133.4	*

*	Less than 5% in period presented.
(a)	The fair value of the Plan’s investment in Fidelity Managed Income Portfolio II – Class 3 was $315.5 million and $318.6 million at December 31, 2011 and 2010, respectively.

9

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

4.	Investments (continued)

During the year ended December 31, 2011, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in fair value by $93 million as follows ($ in millions):

Year Ended December 31, 2011

Danaher Corporation stock fund	$0.9
Mutual funds	(104.3)
Common/collective trust	6.9
Common stock	3.5

$(93.0)

5.	New Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The requirement to present changes in Level 3 measurements on a gross basis is effective for reporting periods beginning after December 15, 2010. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amendments result in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and International Financial Reporting Standards (IFRSs). The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Plan is currently evaluating the impact of adopting ASU 2011-04 on the Plan’s financial statements.

10

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

6.	Fair Value Measurements

Accounting standards establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy included in the accounting standards are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Inputs to the valuation methodology include:
• Quoted prices for similar assets or liabilities in active markets;
• Quoted prices for identical or similar assets or liabilities in inactive markets;
• Inputs other than quoted prices that are observable for the asset or liability;
• Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

11

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

6.	Fair Value Measurements (continued)

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Money market funds: Valued at quoted prices in an active market, which represent the net asset value (NAV) of shares held by the plan at year-end.

Mutual funds: Valued at quoted prices in an active market, which represent the NAV of shares held by the plan at year-end.

Danaher Corporation Stock Fund: Consists of shares of the Company’s stock and nominal cash balance and is valued based on the quoted market price of the Company’s common stock and the cost of short-term money market investments, which represents the NAV of share units held by the Plan at year-end.

Common/collective trusts: Includes a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in fully benefit-responsive investment contracts (see Note 2). Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Common stock: Valued at the quoted closing price reported on the active market on which the individual securities are traded.

Other: Other consists of exchange traded funds, partnerships, and government and corporate bonds, which are valued at the quoted closing price reported on the active market on which the individual investments are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

12

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

6.	Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2011 and 2010:

December 31, 2011

	Level 1	Level 2	Level 3	Total
	($ in millions)

Cash	$4.2	$—	$—	$4.2
Money market trust	122.2	—	—	122.2
Mutual funds:
Blended funds	1,294.2	—	—	1,294.2
International funds	113.3	—	—	113.3
Danaher Corporation stock fund	277.6	—	—	277.6
Common/collective trust	—	315.5	—	315.5
Common stock	110.4	—	—	110.4
Other	0.8	—	—	0.8

Total investments at fair value	$1,922.7	$315.5	$—	$2,238.2

December 31, 2010

	Level 1	Level 2	Level 3	Total

Money market trust	$101.3	$—	$—	$101.3
Mutual funds:
Blended funds	1,132.5	—	—	1,132.5
International funds	136.7	—	—	136.7
Danaher Corporation stock fund	271.4	—	—	271.4
Common/collective trust	—	550.7	—	550.7

Total investments at fair value	$1,641.9	$550.7	$—	$2,192.6

For the year ended December 31, 2011, there were no investments transferred between Levels.

13

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

7.	Party-in-Interest Transactions

Certain Plan investments are held in shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these qualify as party-in-interest transactions. Additionally, as of December 31, 2011 and 2010, the Plan invested in 5.8 million and 5.7 million shares, respectively, of Danaher Corporation common stock as part of the Danaher Corporation Stock Fund. During the year ended December 31, 2011, the Plan received $491,062 of dividends on shares of Danaher Corporation common stock. Therefore, these transactions qualify as party-in-interest.

8.	Differences Between Financial Statements and Form 5500

The accompanying financial statements present fully benefit responsive investment contracts at contract value. The Form 5500 requires fully benefit responsive contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit responsive investment contracts represents a reconciling item.

The participant loan balance shown in the accompanying financial statements includes loans with no post-default payments. A deemed distribution occurs when a participant loan goes into default but the participant is not eligible for a plan distribution. The Form 5500 excludes the value of any outstanding loans that were deemed distributions in the current or prior years unless repayment was initiated. Therefore, the value of loans with no post-default payments represents a reconciling item.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2011	2010

Net assets available for benefits per the financial statements	$2,269,103,163	$2,229,557,518
Loans with no post-default payment activity that are deemed distributions	(515,677)	(508,352)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	7,664,930	3,146,236

Net assets available for benefits per the Form 5500	$2,276,252,416	$2,232,195,402

14

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

8.	Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of total additions and benefits paid to participants per the financial statements to total income and benefits paid in the Form 5500 for the year ended December 31, 2011:

Total additions per the financial statements	$264,756,142
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2011	7,664,930
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2010	(3,146,236)
Less: Net realized and unrealized depreciation in fair value of investments	(92,960,312)

Total income per the Form 5500	$176,314,524

Benefits paid to participants per the financial statements	$207,655,546
Loan defaults previously deemed distributed that reached a distributable event	(22,357)
Corrective distributions	(33,338)

Benefits paid to participants per the Form 5500	$207,599,851

15

Supplemental Schedule

Danaher Corporation & Subsidiaries Savings Plan

EIN: 59-1995548, Plan No. 004

Schedule H, Line 4i—

Schedule of Assets (Held At End of Year)

December 31, 2011

(a) (b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value

Money Market Fund
*Fidelity Institutional Money Market Fund	121,418,810	shares	**	$121,418,810
JP Morgan Us Government Money Market Institutional Shares	879,076	shares	**	752,878

				122,171,688

Common/Collective Trust
*Fidelity Managed Income Portfolio II Class 3 (at FMV)	307,807,522	units	**	315,472,452

Unitized Stock Fund
*Danaher Corporation Stock Fund	5,842,133	units	**	277,573,287

Registered Investment Companies
American Beacon Small Cap Value Institutional Class	3,799,144	units	**	72,221,718
American Funds The Growth Fund of America Class R6	2,554,368	units	**	73,361,463
Dodge & Cox International Stock	1,037,110	units	**	30,325,110
*Fidelity Diversified International Fund Class K	3,254,644	units	**	82,928,338
*Fidelity Equity Income Fund Class K	2,229,187	units	**	92,043,118
*Fidelity Freedom K Income	1,112,654	units	**	12,572,996
*Fidelity Freedom K 2005	1,661,727	units	**	19,907,492
*Fidelity Freedom K 2010	3,699,164	units	**	44,759,879
*Fidelity Freedom K 2015	4,051,134	units	**	49,140,260
*Fidelity Freedom K 2020	9,524,976	units	**	118,395,449
*Fidelity Freedom K 2025	3,750,881	units	**	46,660,954
*Fidelity Freedom K 2030	5,680,111	units	**	71,228,590
*Fidelity Freedom K 2035	1,685,253	units	**	21,116,222
*Fidelity Freedom K 2040	3,175,175	units	**	39,911,944
*Fidelity Freedom K 2045	652,700	units	**	8,263,187
*Fidelity Freedom K 2050	425,253	units	**	5,379,457
*Fidelity Freedom K 2055	2,579	units	**	22,720
*Fidelity Low-Priced Stock Fund Class K	2,531,985	units	**	90,391,878
Franklin Small Mid-Cap Growth AD	3,194,765	units	**	111,625,103
PIMCO Total Return Fund Institutional Class	18,607,119	units	**	202,259,387
*Spartan 500 Index – Extended Market Index Advantage	10,190	units	**	361,339
*Spartan 500 Index Fund Institutional Class	2,998,384	units	**	133,428,090
Templeton World Fund Advisor Class	3,476,140	units	**	47,727,409
Vanguard Total Bond Marked Index Fund- Signal	73,725	units	**	810,971
Vanguard Intl Stock Index Fund Signal Shares	17,088	units	**	447,693
Vanguard Inflation-Protected Securities	2,733,027	units	**	30,855,872

				1,406,146,639

Common Stock
Accenture Plc Cl A	12,335	shares	**	656,598
Air Products & Chemicals Inc	5,546	shares	**	472,465
Alexion Pharmaceutical	6,407	shares	**	458,072
Allergan Inc	10,805	shares	**	948,046
Altera Corporation	7,745	shares	**	287,351
Amazon Com Inc	24,096	shares	**	4,171,102
American Express	30,599	shares	**	1,443,341
American Tower Corp	40,448	shares	**	2,427,265
Ameriprise Financial Inc	10,327	shares	**	512,636
Apple Inc	21,897	shares	**	8,868,368
Autodesk Inc	13,674	shares	**	414,726
Baidu Inc Adr	21,515	shares	**	2,505,819

Danaher Corporation & Subsidiaries Savings Plan

EIN: 59-1995548, Plan No. 004

Schedule H, Line 4i—

Schedule of Assets (Held At End of Year)

December 31, 2011

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value

	Baker Hughes Inc	8,510	shares	**	413,939
	Baxter International Inc	7,650	shares	**	378,506
	Bed, Bath & Beyond	13,004	shares	**	753,868
	Biogen Idec Inc	10,518	shares	**	1,157,540
	Blackrock Inc	478	shares	**	85,217
	Boeing Company	12,526	shares	**	918,808
	Broadcom Corp-Cl A	39,778	shares	**	1,167,892
	Cameron International Corp	16,160	shares	**	794,908
	Cardinal Health Inc	20,750	shares	**	842,647
	Carnival Corporation Paired Certificate	28,686	shares	**	936,321
	Caterpillar Inc Del	4,399	shares	**	398,510
	Cbre Group Inc	1,530	shares	**	23,286
	Celgene Corp	22,280	shares	**	1,506,107
	Chipotle Mexican Grill	2,104	shares	**	710,491
	CME Group Inc	287	shares	**	69,900
	Coach Inc	10,614	shares	**	647,874
	Coca Cola Company	287	shares	**	20,072
	Concho Resources Inc	8,893	shares	**	833,695
	Covidien Plc	2,869	shares	**	129,117
	Cummins Inc	1,721	shares	**	151,498
	Deere & Company	1,721	shares	**	133,133
	Devon Energy Corporation	287	shares	**	17,786
	Discovery Communications-C	21,610	shares	**	814,710
	Disney (Walt) Co	16,542	shares	**	620,341
	Dollar Tree Inc	1,052	shares	**	87,418
	eBay Inc	37,962	shares	**	1,151,373
	Ecolab Inc	2,677	shares	**	154,780
	Edwards Lifesciences Corporation	478	shares	**	33,802
	EMC Corporation	47,332	shares	**	1,019,540
	Emerson Electric Co	6,407	shares	**	298,484
	EOG Resources Inc	11,666	shares	**	1,149,194
	EQT Corporation	6,885	shares	**	377,213
	Expeditors International of Washington Inc	10,805	shares	**	442,580
	Express Scripts Inc	27,634	shares	**	1,234,984
	Fastenal Company	40,065	shares	**	1,747,243
	FedEx Corporation	20,941	shares	**	1,748,782
	Fiserv Inc	1,434	shares	**	84,252
	FMC Technologies Inc	13,004	shares	**	679,223
	Fossil Incorporated	7,650	shares	**	607,078
	Franklin Resources Inc	18,837	shares	**	1,809,514
	General Electric Co	6,980	shares	**	125,018
	Gilead Sciences Inc	2,773	shares	**	113,499
	Goldman Sachs Group Inc	191	shares	**	17,294
	Google Inc Cl A	9,945	shares	**	6,423,205
	Groupon Inc	8,510	shares	**	175,567
	Halliburton Co	1,912	shares	**	65,998
	Hansen Natural Corp	2,295	shares	**	211,452
	Home Depot Inc	3,347	shares	**	140,697
	Honeywell International Inc	13,674	shares	**	743,171
	Intercontinentalexchange Inc	6,885	shares	**	829,952
	International Business Machines	861	shares	**	158,245
	Intuit Inc	5,929	shares	**	311,780
	Invesco Ltd	51,540	shares	**	1,035,433

Danaher Corporation & Subsidiaries Savings Plan

EIN: 59-1995548, Plan No. 004

Schedule H, Line 4i—

Schedule of Assets (Held At End of Year)

December 31, 2011

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value

	Johnson Controls Inc	20,845	shares	**	651,626
	Joy Global Inc	6,120	shares	**	458,797
	JP Morgan Chase & Co	5,833	shares	**	193,943
	Juniper Networks Inc	31,937	shares	**	651,842
	Kansas City Southern	3,825	shares	**	260,127
	Las Vegas Sands Corp	29,929	shares	**	1,278,882
	Liberty Interactive Corp	26,487	shares	**	429,487
	Limited Brands Inc	3,060	shares	**	123,466
	LinkedIn Corporation	1,912	shares	**	120,502
	Marriott International Inc New Cl A	32,224	shares	**	939,982
	Marsh & Mclennan Co Inc	6,024	shares	**	190,483
	Mastercard Inc-Cl A	8,319	shares	**	3,101,499
	McDonalds Corp	11,953	shares	**	1,199,207
	Mckesson Corp	26,487	shares	**	2,063,603
	Monsanto Co New	14,343	shares	**	1,005,024
	Nike Inc Class B	13,961	shares	**	1,345,389
	Northern Trust Corp	7,554	shares	**	299,594
	Occidental Petroleum	13,100	shares	**	1,047,351
	Omnicom Group Inc	6,311	shares	**	591,339
	O’Reilly Automotive Inc	5,642	shares	**	251,504
	Peabody Energy	15,108	shares	**	500,230
	Pioneer Natural Resources Co	3,060	shares	**	273,797
	Potash Corp Saskatchewan	765	shares	**	31,578
	Praxair Inc	25,244	shares	**	2,698,577
	Precision Castparts Corporation	11,283	shares	**	1,859,371
	Priceline Company Inc	5,355	shares	**	2,504,482
	Procter & Gamble	287	shares	**	19,137
	Prudential Financial Inc	10,231	shares	**	512,800
	Qualcomm Inc	47,619	shares	**	2,604,773
	Ralph Lauren Corporation	8,128	shares	**	1,122,284
	Range Resources Corporation	8,128	shares	**	503,435
	Roper Industries Inc	4,303	shares	**	373,797
	Salesforce Com Inc	1,530	shares	**	155,227
	Schlumberger Ltd	35,571	shares	**	2,429,855
	Sherwin-Williams Company	1,052	shares	**	93,897
	Shire Plc Adr	191	shares	**	19,870
	Stanley Black & Decker Inc	4,112	shares	**	277,951
	Starbucks Corporation	51,827	shares	**	2,384,540
	Starwood Hotels & Resorts Worldwide Inc	19,889	shares	**	954,083
	State Street Corporation	11,092	shares	**	447,120
	Stryker Corporation	11,857	shares	**	589,412
	TD Ameritrade Holding Corporation	5,259	shares	**	82,306
	Tencent Holdings Ltd	46,185	shares	**	928,266
	Thermo Fisher Scientific Inc	6,502	shares	**	292,405
	Tiffany & Company	3,251	shares	**	215,419
	Union Pacific Corporation	17,403	shares	**	1,843,676
	Unitedhealth Group Inc	15,012	shares	**	1,097,263
	United Technologies	7,172	shares	**	363,455
	US Bancorp	25,626	shares	**	693,195
	Visa Inc-Class A Shrs	15,299	shares	**	1,553,344
	Weight Watchers International Inc	1,817	shares	**	99,942
	Wells Fargo Company	5,068	shares	**	139,672
	Western Union Company	956	shares	**	17,460

Danaher Corporation & Subsidiaries Savings Plan

EIN: 59-1995548, Plan No. 004

Schedule H, Line 4i—

Schedule of Assets (Held At End of Year)

December 31, 2011

(a) (b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value

Whole Foods Market Inc	9,658	shares	**	671,984
W W Grainger Inc	4,590	shares	**	859,166
Wynn Resorts Ltd	2,295	shares	**	253,564
Xilinx Inc	19,985	shares	**	640,712
Yum Brands Inc	12,431	shares	**	733,537
3M Company	1,817	shares	**	148,487

			**	106,862,442

Venture Capital & Partnerships
Capital Product Partners LP	150	units	**	920
Energy Transfer Partners LP	250	units	**	11,463
Enterprise Products Partners LP	400	units	**	18,552
Ferrell Gas Partners LP	900	units	**	17,073
Holly Energy Partners LP	200	units	**	10,756
Kinder Morgan Energy Partners LP	352	units	**	29,864
Markwest Energy Partners LP	400	units	**	22,024

				110,652

Real Estate
Annaly Capital Management Inc	650	units	**	10,374
Dynex Capital Inc	1,000	units	**	9,130

				19,504

Self-Directed Brokerage Account
Brokeragelink	combination of common stock, bonds, mutual funds, and ETFs			9,516,401

Participant loans
Participant loans	Interest rates range from 2.15% to 11.5% with maturity at various dates		**	33,317,330

				$2,271,190,395

*	Indicates a party-in interest to the Plan.
**	Historical cost not required to be presented as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN

Date: June 22, 2012	By:	/s/ R. L. King
R. L. King
Vice President – Benefits

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm